Raiffeisen INTERNATIONAL
Member of RZB Group

Raiffeisen International Bank-Holding AG
Am Stadtpark 9
A-1030 Vienna
Austria
Tel: + 43 171707 2089

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549

28th September 2007

Reference: Raiffeisen International Bank-Holding AG
Information pursuant to Rule 12g3-2(b) for File No.82-34958

Dear Sir/Madam

Raiffeisen International Bank-Holding AG has been granted an exemption pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Please find enclosed with this letter a copy of all information required to be submitted to the Securities and Exchange Commission pursuant Rule 12g3-2(b), which we have published since we last sent you information on the 21th September 2007.

If you have any further questions please do not hesitate to contact me.

Yours faithfully,

Alisdair Swanney
Investor Relations

Raiffeisen INTERNATIONAL
Member of RZB Group

print

IR-Release

Vienna, 27 September 2007

Raiffeisenbank is the Best Rated Bank in Russia

Standard & Poor's Ratings Services and Fitch Ratings just assigned ratings to ZAO Raiffeisenbank Austria. The newly assigned ratings together with the existing foreign currency deposit rating of Moody's (Baa2) make Raiffeisenbank the best rated bank in Russia.

Standard & Poor's Ratings Services assigned its BBB+ long- and A-2 short-term counterparty credit rating with stable outlook. At the same time, ruAAA Russia national scale rating was assigned. Fitch Ratings assigned ratings of Long-term Issuer Default (IDR) A minus, Short-term IDR F2, Support 1, Individual C/D and National Long-term AAA (rus). A Stable Outlook has been assigned to both Long-term IDR and National Long-term ratings.

The Raiffeisenbank ratings reflect the strong shareholder support, excellent customer franchise, low loan impairment loss levels, sound risk management and strong profitability. Raiffeisenbank is among the ten largest banks in Russia providing a broad range of corporate, investment and retail banking services. The bank intends to finalize its merger with Impexbank by the end of 2007 further developing its regional network and strengthening its position mainly in the SME and retail areas.

Johann Jonach, Raiffeisenbank's CEO, stated, "The high ratings once again prove the success of Raiffeisenbank's clear strategy in the Russian market to provide high quality services to corporate and retail clients all over the country. Our experience in the market and conservative risk approach together with the ongoing support from the parent company enable us to maintain the high levels of financial performance and to further increase our market share."

ZAO Raiffeisenbank Austria is ranked 8th in terms of total assets among the Russian banks based on H1 2007 results (Interfax-CEA). As of 30 June, it had 51 business outlets mainly covering Moscow and Saint Petersburg, but also Ekaterinburg, Samara, Novosibirsk, Chelyabinsk, Nizhny Novgorod, Krasnodar, Krasnoyarsk and Perm, as well as a representative and credit office in Ufa. Raiffeisenbank ranks 7th in terms of corporate lending and 6th in terms of private deposits based on H1 2007 results (Interfax-CEA).

* * * * *

ZAO Raiffeisenbank Austria is a subsidiary of Raiffeisen International Bank-Holding AG, which operates the largest banking network in CEE. 18 markets of Europe's growth region are covered by subsidiary banks, finance leasing companies, two representative offices and a number of other financial service providers. About 12.7 million customers are attended to through more than 2,950 business outlets. Raiffeisen International is a fully consolidated subsidiary of Raiffeisen Zentralbank Österreich AG (RZB), which owns 70 per cent of the common stock. The remaining 30 per cent is free float, the shares are traded on the Vienna Stock Exchange. RZB is a leading corporate and investment bank in Austria and the central institution of the Austrian Raiffeisen Banking Group, the country's largest banking group.

* * * * *

Ratings are not a recommendation to buy, sell or hold any securities. Each rating reflects the view of the rating agency only at the time the rating was issued. Each rating should be evaluated separately and the rating agencies should be referred to for any explanation of the significance of their ratings. A

rating outlook is an opinion regarding the likely direction of a rating over the medium term. The rating agencies can change their ratings at any time if they believe that circumstances so warrant.

UniCredit

File No. 82 - 3185

Messrs.
UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
FILING DESK
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549
U.S.A.

RECEIVED
2007
161
SECTION

Milan, September 27th 2007

Re: Rule 12g3-2 (b) "Home Country Information" exemption

Dear Sirs,

We are pleased to send you, attached, a copy of our "Consolidated quarterly report as at June 30 2007".

With kindest regards, we remain,

Yours faithfully,

UNICREDITO ITALIANO
Direzione Centrale

END

UniCredito Italiano S.p.A.

Via San Protaso, 3
20121 Milano MI
Tel. 02.88621
e-mail info@unicredit.it